Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

January 21, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q3 FY26 Unaudited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Unaudited Financial Results of the Company for the quarter ended December 31, 2025.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy's

Q3FY26 RESULTS UPDATE

21 JANUARY 2026

Safe Harbor Statement

Dr.Reddy's

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2025, quarter ended June 30, 2025, September 30, 2025, and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Q3FY26 Financial Highlights

Dr.Reddy's

Double-digit growth in base business^; overall steady profitability, despite product specific headwinds

Revenues
₹ **8,727** Cr

4.4%YoY ↑ 0.9%QoQ ↓

EBITDA | EBITDA %
₹ **2,049** Cr | 23.5%

11%YoY ↓ 13%QoQ ↓

PBT | PBT %
₹ **1,543** Cr | 17.7%

18%YoY ↓ 16%QoQ ↓

***PAT | PAT %**
₹ **1,210** Cr | 13.9%

14%YoY ↓ 16%QoQ ↓

**Attributable to Equity shareholders*

- **Revenue growth @4.4%**
- Reported **EBITDA** Margin **@23.5%**
- Annualised **RoCE** at **20.4%**
- **Net Cash** surplus at **₹3,069 Cr**

One-time provision

Impact of new Labour Codes in India

UNDERLYING FINANCIALS (Adjusted for One-off)



Underlying %
54.1%
24.8%
19.0%
8,727
53.6%
23.5%
17.7%
Revenues
Gross Margins
EBITDA
PBT
One-time provision related to new Labour Codes in India
As Reported

^Excluding Lenalidomide

Q3FY26 Business Highlights

Continued progress on strategic priorities

- Strategic collaboration with **Immutep** for commercialisation of a novel, immunotherapy oncology drug, **Eftilagimod Alfa**, in key Emerging Markets.
- Launched **Hevaxin®**, a novel, recombinant vaccine for prevention of Hepatitis-E virus infection in India.
- Completed **integration** of 85% of acquired **NRT** business by value.
- Received **Marketing Authorisation** for **Semaglutide** injection in **India** from DCGI.
- **Filed** BLA for **abatacept** biosimilar (IV) for US in Dec'25.
- Received **EC for Europe and MHRA, UK** approval for **denosumab** biosimilar. Launched in **Germany** in Dec'25.

immutep
Empowering the Immune System


Recombinant Hepatitis E Vaccine (E. Coli)
Hevaxin
Dr.Reddy's
Hevaxin

Q3FY26 Other Highlights

Dr.Reddy's

ESG

- Announced **Science-Based Net Zero Climate Targets** - only Indian Pharma co to commit to such a target by FY2045.
- Leadership position in **2025 CDP Water Security & Climate Change**.
- **CII Award** of Merit for Excellence in 4R category, amongst top 25 in India.
- **TÜV SÜD** South Asia certification for **Net Positive Water Impact**.
- **India's Top 100 Great Places to Work®**, 2nd year in a row.
- **Industrial Green Chemistry World** Award 2025.
- **7 Eminence Awards** at Pharmaceutical Manufacturing & Automation Conclave.

OTHER UPDATES

- USFDA conducted **GMP** inspection at **CTO-SEZ** API facility (Srikakulam), issued Form 483 with zero observations.
- USFDA conducted **GMP** & **PAI** inspection at **FTO-SEZ PU-01** formulations facility (Srikakulam), issued Form 483 with five observations. Response submitted within timelines.
- USFDA issued a **PAAL** as part of ongoing review of responses submitted to observations at Bachupally biologics facility for **Rituximab** biosimilar.
- Received NON from **Health Canada** for **Semaglutide** Injection. Response submitted within timelines.
- Received **CRL** from USFDA for **denosumab** biosimilar BLA, related to observations at Alvotech's facility.

SCIENCE BASED TARGETS DRIVING AMBITIOUS CORPORATE CLIMATE ACTION | CDP DISCLOSURE INSIGHT ACTION | CII Confederation of Indian Industry | TÜV SÜD | Great Place To Work | 8th igcw 2025 industrial green chemistry world

Q3FY26 Revenue Split

Broad-based growth, aided by forex; moderated by product-specific headwinds in the US

REVENUE BY SEGMENT



GLOBAL GENERICS
91%
Overall
₹ 8,727 Cr
4.4% YoY
0.9% QoQ
PSAI
9%
OTHERS
0%

Global Generics
₹ 7,911 Cr
↑ 7%YoY ↑ 1%QoQ

PSAI
₹ 802 Cr
↓ 2%YoY ↓ 15%QoQ

GLOBAL GENERICS SPLIT

North America
₹ 2,964 Cr
↓ 12%YoY ↓ 9%QoQ

Europe
₹ 1,448 Cr
↑ 20%YoY ↑ 5%QoQ



34%
17%
18%
22%

India
₹ 1,603 Cr
↑ 19%YoY ↑ 2%QoQ

Emerging Markets
₹ 1,896 Cr
↑ 32%YoY ↑ 15%QoQ

Key Financial Metrics

Sustaining growth & profitability, while investing for the future

REVENUES
(₹ Cr)



Q3FY26 8,727
Q2FY26 8,805
Q1FY26 8,545
Q4FY25 8,506
Q3FY25 8,359

GROSS MARGINS
(% of Revenues)



Q3FY26 53.6%
Q2FY26 54.7%
Q1FY26 56.9%
Q4FY25 55.6%
Q3FY25 58.7%

SG&A
(% of Revenues)



Q3FY26 30.8%
Q2FY26 30.0%
Q1FY26 30.0%
Q4FY25 28.3%
Q3FY25 28.9%

R&D
(% of Revenues)



Q3FY26 7.0%
Q2FY26 7.0%
Q1FY26 7.3%
Q4FY25 8.5%
Q3FY25 8.0%

EBITDA MARGINS
(% of Revenues)



*Q3FY26 23.5%
Q2FY26 26.7%
Q1FY26 26.7%
Q4FY25 29.1%
Q3FY25 27.5%

24.8%, excl. one-time provision related to new Labour Codes in India

DILUTED EPS
(₹)



Q3FY26 14.5
Q2FY26 17.3
Q1FY26 17.0
Q4FY25 19.1
Q3FY25 16.9

RoCE
(%)



Q3FY26 20.4%
Q2FY26 21.9%
Q1FY26 22.0%
Q4FY25 27.7%
Q3FY25 27.8%

CAPEX
(₹ Cr)



Q3FY26 669
Q2FY26 511
Q1FY26 683
Q4FY25 767
Q3FY25 709

FREE CASH FLOW
(₹ Cr)



Q3FY26 374
*Q2FY26 1046
Q1FY26 451
*Q4FY25 1105
Q3FY25 -209

**Before acquisition related payouts*

NET DEBT / EQUITY



-0.08 Q3FY26^
-0.08 Q2FY26
-0.08 Q1FY26
-0.07 Q4FY25
-0.05 Q3FY25

^Net Surplus (Adjusted for non-current cash & borrowings) stood at ₹,3069 Cr as on 31 Dec '25

Q3FY26 North America Performance

Dr.Reddy's

Moderated due to lower Lenalidomide sales and continued pricing pressure



34%

Revenues

₹ 2,964 Cr

↓ 12%YoY ↓ 9%QoQ

Declined due to lower Lenalidomide sales and product specific price erosion

Historical Revenues (₹ Cr)



Q3FY26
2,964
Q2FY26
3,241
Q1FY26
3,412
Q4FY25
3,559
Q3FY25
3,383

MARKET PERFORMANCE

2.6% vs -0.3%

DRL Growth vs US Generics Market

(Excl. Lenalidomide)

*As per IQVIA MQT Nov' 25

NEW LAUNCHES

6	18
Q3FY26	9MFY26

NEW ANDA FILINGS

4	10
Q3FY26	9MFY26

PRICE EROSION

MODERATE

PENDING APPROVAL

71	2
ANDAs	NDAs

Includes 44 Para IVs & 21 FTFs

As of Dec'25

KEY UPDATES

- **First-to-market launch** of **Olopatadine** Hydrochloride Ophthalmic Solution, in the US



Olopatadine Hydrochloride Ophthalmic Solution, USP
0.7%

- Filed Biologics Licence Application (BLA) for **abatacept biosimilar** for the Intravenous (IV) presentation for the US market in Dec '25.

Q3FY26 India Performance

Dr.Reddy's

Robust double-digit growth, continued outperformance of IPM


18%

Revenues

₹ 1,603 Cr

19%YoY 2%QoQ

Growth Drivers : Innovation portfolio, new brand launches, price increases, higher volumes & acquired STUGERON® portfolio.

Historical Revenues (₹ Cr)

Q3FY26	1,603
Q2FY26	1,578
Q1FY26	1,471
Q4FY25	1,305
Q3FY25	1,346

MARKET PERFORMANCE^

12.3% vs 11.9%

^DRL MQT Growth vs IPM (Dec'25)

IPM RANK

#9	#10
FTM Dec'25	MQT & MAT Dec'25

THERAPY LEADERHIP*

#1	#2
STOMATOLOGICALS	VACCINES

NEW BRAND LAUNCHES

2	18
Q3FY26	9MFY26

₹100 CR+* BRANDS	BRANDS IN IPM TOP 300*
23	15

*As per IQVIA MAT Dec' 25

KEY UPDATES

- Launched **Hevaxin®**, a novel, recombinant vaccine for prevention of Hepatitis-E virus infection.


Recombinant Hepatitis E Vaccine (E. Coli)
Hevaxin
Hevaxin

- Received **Marketing Authorisation** from Drug Controller General of India (**DCGI**) and secured **local manufacturing licenses** for **Semaglutide** injection.



Q3FY26 Emerging Markets Performance

New product launches & favourable forex driving growth


22%

Revenues

₹ 1,896 Cr

32%YoY 15%QoQ

Growth Drivers : New product launches particularly in RoW, favourable forex, partially offset by lower volume uptake in CISR & price erosion in RoW.

Historical Revenues (₹ Cr)


Q3FY26
1,896
Q2FY26
1,655
Q1FY26
1,404
Q4FY25
1,398
Q3FY25
1,436

COUNTRIES PRESENT IN

48

NEW PRODUCT LAUNCHES

30	80
Q3FY26	9MFY26

NEW FILINGS

21	60
Q3FY26	9MFY26

RUSSIA MARKET PERFORMANCE*

10.3% vs 11.9%

DRL Growth vs Russian Market

*As per IQVIA MQT Nov' 25

KEY UPDATES

- Collaboration with **Immutep** for commercialisation of novel, immunotherapy oncology drug, **Eftilagimod Alfa**, outside North America, Europe, Japan & Greater China; upfront US$20 million, regulatory & commercial milestones up to US$350 million and royalties.

REVENUE SPLIT


CISR
13%
RoW
31%
Russia
56%

Russia ₹ 1,056 Cr

51%YoY 21% QoQ

CISR ₹ 244 Cr

1%YoY 4% QoQ

RoW ₹ 595 Cr

21%YoY 9% QoQ

Q3FY26 Europe Performance

Momentum in NRT business, new launches, aided by forex tailwinds



17%

Revenues

₹ 1,448 Cr

⬆ 20%YoY ⬆ 5%QoQ

Growth Drivers : Acquired NRT business (now in base), new product launches, favourable forex, offset by price erosion

Historical Revenues (₹ Cr)



Q3FY26
1,448
Q2FY26
1,376
Q1FY26
1,274
Q4FY25
1,275
Q3FY25
1,210

COUNTRIES PRESENT IN

20

NEW GX PRODUCT LAUNCHES

10	31
Q3FY26	9MFY26

NEW FILINGS

3	11
Q3FY26	9MFY26

KEY UPDATES

- **NRT integration** progressing well; 85% business value integrated.
- Received **European Commission** and **MHRA, UK** approval for **denosumab** biosimilar. Launched in **Germany** in Dec'25.

REVENUE SPLIT



Acquired NRT Business 51%
France, Italy & Others 9%
UK 11%
Germany 29%

NRT ₹ 755 Cr
⬆ 25%YoY ⬆ 8% QoQ

Germany ₹ 402 Cr
⬆ 21%YoY ⬆ 1% QoQ

UK ₹ 166 Cr
⬇ 12%YoY ⬆ 6% QoQ

France, Italy & Others ₹ 125 Cr
⬆ 49%YoY ⬆ 2% QoQ

Q3FY26 PSAI Performance

Adverse Product mix impacting gross margins


9%

Revenues

₹ 802 Cr

2%YoY 15%QoQ

QoQ decline due to lower volume uptake

Historical Revenues (₹ Cr)


Q3FY26
802
Q2FY26
945
Q1FY26
818
Q4FY25
956
Q3FY25
822

GROSS MARGIN

17.3% vs 28.6%

Q3FY26 vs Q3FY25

DMF FILINGS

31	80
Q3FY26	9MFY26

US DMF FILINGS

3	5
Q3FY26	9MFY26

KEY UPDATES

- Non-binding strategic cooperation term sheet signed with **Hybio Pharmaceutical** on **Peptide APIs**.
- **Aurigene Pharmaceutical Services Limited** (APSL), our CDMO business, served as exclusive API manufacturer for two of 46 Novel Drugs approved by USFDA in 2025.
- APSL delivered three discovery programs through its in-house, AI assisted drug discovery platform, **Aurigene.AI**.

In Summary

A diversified business model with broad based levers

STRENGTHEN CORE BUSINESSES ACROSS MARKETS

ADVANCE KEY PIPELINE PRODUCTS (SEMAGLUTIDE, ABATACEPT)

DRIVE EFFICIENCIES THROUGH BETTER OPERATIONAL LEVERAGE

AUGMENT ORGANIC GROWTH WITH **M&A AND IN-LICENSING**

STRENGTHEN CAPABILITIES – PEOPLE, DIGITAL, PROCESSES

FOCUS ON **QUALITY, COMPLIANCE, SUSTAINABILITY**

At a glance

Dr.Reddy's

We accelerate access to affordable and innovative medicines because

Good Health Can't Wait.

~756mn	patients reached globally
$3.8bn	Revenue
17%	Revenue Growth
28%	EBITDA Margin
~28%	RoCE
26,000+	Employees globally
57	Nationalities (Employees)
83	Markets served
32	Plants (Manufacturing & R&D)



Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarters

All information as of FY25

Consolidated Income Statement

Dr.Reddy's

Particulars (₹ Cr)	Q3FY26	Q3FY25	YoY Gr %	Q2FY26	QoQ Gr%	9MFY26	9MFY25	YoY Gr %
Revenues	**8,727**	**8,359**	**4.4**	**8,805**	**(0.9)**	**26,077**	**24,048**	**8.4**
Cost of Revenues	4,046	3,453	17	3,991	1	11,720	9,731	20
Gross Profit	**4,681**	**4,905**	**(5)**	**4,814**	**(3)**	**14,357**	**14,317**	**0**
% of Revenues	*53.6%*	*58.7%*		*54.7%*		*55.1%*	*59.5%*	
Selling, General & Administrative Expenses	2,692	2,412	12	2,644	2	7,900	6,982	13
% of Revenues	*30.8%*	*28.9%*		*30.0%*		*30.3%*	*29.0%*	
Research & Development Expenses	615	666	(8)	620	(1)	1,860	2,012	(8)
% of Revenues	*7.0%*	*8.0%*		*7.0%*		*7.1%*	*8.4%*	
Impairment of Non-Current Assets, net	27	0	(6,875)	66	(59)	93	93	1
Other (Income)/Expense, net	(77)	(44)	75	(267)	(71)	(418)	(189)	121
Results from Operating Activities	**1,424**	**1,872**	**(24)**	**1,751**	**(19)**	**4,923**	**5,420**	**(9)**
Finance (Income)/Expense, net	(117)	2	(5,940)	(77)	51	(351)	(237)	48
Share of Profit of Equity Accounted Investees, net of tax	(2)	(4)	(45)	(6)	(63)	(9)	(16)	(46)
Profit before Income Tax	**1,543**	**1,874**	**(18)**	**1,835**	**(16)**	**5,283**	**5,673**	**(7)**
% of Revenues	*17.7%*	*22.4%*		*20.8%*		*20.3%*	*23.6%*	
Income Tax Expense	353	470	(25)	408	(13)	1,257	1,536	(18)
Profit for the Period	**1,190**	**1,404**	**(15)**	**1,427**	**(17)**	**4,026**	**4,137**	**(3)**
Attributable to Equity holders of the parent company	1,210	1,413	(14)	1,437	(16)	4,065	4,061	0
% of Revenues	*13.9%*	*16.9%*		*16.3%*		*15.6%*	*16.9%*	
Attributable to Non-controlling interests	(20)	(10)	113	(10)	95	(39)	77	(2)
Diluted Earnings per Share (EPS) in ₹	**14.52**	**16.94**	**(14)**	**17.25**	**(16)**	**48.78**	**48.68**	**0**
EBITDA	**2,049**	**2,298**	**(11)**	**2,351**	**(13)**	**6,679**	**6,738**	**(3)**
% of Revenues	*23.5%*	*27.5%*		*26.7%*		*25.6%*	*28.0%*	

About Key Metrics and Non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Good Health Can't Wait.